SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

FMS WERTMANAGEMENT

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2011 as follows:

•	Exhibit (e) “Auditor’s Consent” is hereby added and the exhibit index is hereby amended by adding the following text: “Exhibit (e)—Auditor’s Consent.”

This report is intended to be incorporated by reference into FMS Wertmanagement’s prospectus dated March 1, 2013 and any future prospectus filed by FMS Wertmanagement with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

Page

EXPLANATORY NOTE	1
SIGNATURES	2
EXHIBIT (E) - AUDITOR’S CONSENT

II

EXPLANATORY NOTE

On February 25, 2013, FMS Wertmanagement filed its Registration Statement (Registration Number 333-186853) under Schedule B to the Securities Act of 1933, as amended. Exhibit (g) contained the consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft to the incorporation by reference of their audit reports contained in FMS Wertmanagement’s annual report on Form 18-K for the fiscal year ended December 31, 2011. The consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft inadvertently omitted to reference the 2010 financial statements also contained therein. Accordingly, FMS Wertmanagement herewith refiles the amended and corrected consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant FMS Wertmanagement has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

FMS Wertmanagement

By:	/S/ JENS REMMERS
Name:	Jens Remmers
Title:	Head of Capital Markets Funding

By:	/S/ TIM ARMBRUSTER
Name:	Tim Armbruster
Title:	Head of Treasury

Date: March 11, 2013

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